CONSENT OF INDEPENDENT AUDITORS

We consent to the use in MDS Inc.'s Annual Report on Form 40-F of our report dated December 14, 2005 with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2005, 2004 and 2003. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-12056, 333-12058, 333-12548, and 333-13538) of our report dated December 14, 2005 with respect to the consolidated financial statements of MDS Inc. for the fiscal years ended October 31, 2005, 2004 and 2003 included in the Annual Report on Form 40-F for the year ended October 31, 2005.
Toronto, Canada, January 27, 2006.	Chartered Accountants